DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2309
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

April 28, 2009

VIA COURIER AND EDGAR

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Cornerstone Core Properties REIT, Inc.
Post-Effective Amendment No. 12 to Form S-11
Commission File No. 333-121238

Dear Ms. Barros:

On behalf of Cornerstone Core Properties REIT, Inc. (the “Company”) we acknowledge receipt of the Staff’s April 24, 2009 comment letter (the “Comment Letter”) regarding the above-referenced filing.   We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

This letter provides responses to the Comment Letter, with responses keyed to the Staff’s numbered comments also reproduced below in bold.

Supplement No. 11 dated April 14, 2009

Offering Information, page 2

Management Compensation, page 2

1.  We note your disclosure regarding management compensation contained both in Supplement No. 11 and in the prospectus dated August 11, 2008.  Please additionally disclose the amount of accrued but unpaid advisor fees.

Response:  The Company will revise the management compensation information contained in Supplement No. 11 to also disclose the amount of accrued but unpaid fees to the advisor and its affiliates. The following disclosure will be included in Supplement No. 11 to be filed upon effectiveness of the Company’s post-effective amendment.  Please note that footnote 1 to the table includes the requested disclosure.

Management Compensation

The following information supplements the sections of our Prospectus captioned “Questions and Answers About This Offering— What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?” on page 9 and “Management Compensation” on page 37 of the Prospectus.

Type of Compensation	Amounts Paid or Reimbursed - Inception to December 31, 2008 (1)

Offering Stage

Sales Commissions	$10,080,000
Dealer Manager Fee	$4,421,000
Organization and Offering Expenses	$4,466,000	(2)

Acquisition and Operational Stage

Acquisition Fees	$2,986,000
Acquisition Expenses	$—
Asset Management Fee	$2,073,000
Operating Expenses	$1,762,000
Property Management and Leasing Fees	$65,000

Listing/Liquidation Stage

Subordinated Disposition Fee	We had not paid or incurred any subordinated disposition fees as of December 31, 2008.

Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)	We had not paid or incurred any subordinated participation in net sale proceeds as of December 31, 2008.

Subordinated Performance Fee Due Upon Termination	We had not paid or incurred any subordinated performance fees as of December 31, 2008.

Subordinated Incentive Listing Fee	We had not paid or incurred any subordinated incentive listing fees as of December 31, 2008.

(1)             At December 31, 2008, compensation to our advisor and its affiliates incurred but not yet paid was approximately $177,000, representing normal accruals for December 2008 activities.

(2)             At times during our offering stage, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised, but our advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. In addition, our advisor will also pay any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) are in excess of 13.5% of gross offering proceeds.

Distributions, page 7

2.  We note your disclosure regarding distributions and that some or all of your distributions have been paid from sources other than operating cash flow.  Please disclose the source of your paid distributions, specifying the amount paid from offering proceeds, the amount paid from cash flow from operations and the amount paid from other sources.  Describe any such other sources.  Additionally, the table discloses distributions that were declared during 2008.  Please disclose the distributions that were actually paid during 2008.

Response:  The narrative discussion preceding the distribution table in Supplement No. 11 will be revised to specify the source and amount of cash distributions paid from other than cash flow from operations for the year ended December 31, 2008.  The Company will also revise the distribution table to disclose distributions actually paid during 2008 and the Company’s cash flow from operations over the same period.  The following disclosure will be included in Supplement No. 11 to be filed upon effectiveness of the Company’s post-effective amendment.

Distributions

Some or all of our distributions have been paid from sources other than operating cash flow, such as offering proceeds, cash advanced to us or reimbursements of expenses from our advisor and proceeds from loans including those secured by our assets.  Currently, we make cash distributions to our stockholders from capital at an annualized rate of 6.0%, based on an $8.00 per share purchase price. These distributions are being paid in anticipation of future cash flow from our investments. Until proceeds from our offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow, reducing the amount of funds that would otherwise be available for investment.

The distributions paid for the year ended December 31, 2008 were approximately $6.8 million.  Of this amount approximately $4.1 million was reinvested through our dividend reinvestment plan and approximately $2.7 million was paid in cash to stockholders.  For the year ended December 31, 2008 cash flow from operations and FFO was $2.5 million and $2.1 million, respectively.  Accordingly, for the year ended December 31, 2008, distributions were funded from sources other than cash from operations.  Cash amounts distributed to stockholders in excess of cash flow from operations in the amount of $0.2 million for the year ended December 31, 2008 were funded from proceeds from this offering.

For the last four fiscal quarters, we have paid distributions and have generated cash flow from operations and FFO in the following amounts:

	Distributions	Distributions Paid			Cash Flow from	Funds from
Period	Declared (1)	Cash	Reinvested	Total	Operations	Operations
First quarter 2008	$1,205,000	$450,000	$662,000	$1,112,000	$253,000	$236,000
Second quarter 2008	1,536,000	578,000	869,000	1,447,000	1,041,000	535,000
Third quarter 2008	2,129,000	759,000	1,172,000	1,931,000	1,090,000	882,000
Fourth quarter 2008	2,399,000	908,000	1,406,000	2,314,000	157,000	467,000
	$7,269,000	$2,695,000	$4,109,000	$6,804,000	$2,541,000	$2,120,000

(1)      100% of the distributions declared during 2008 represented a return of capital for federal income tax purposes.

Incorporation by Reference of Certain Documents, page 24

3.  You incorporate by reference the annual report on Form 10-K for the fiscal year ended December 31, 2008.  The Form 10-K includes the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) for the Chief Executive Officer and Chief Financial Officer.  We note, however, that you have replaced the word “report” with “annual report” in certain places in paragraphs 2, 3 and 4 of the certifications.  Additionally, the certifications omit language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  In future filings, please revise the certifications accordingly.

Response:  The Company acknowledges the Staff’s comments regarding the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) for the Chief Executive Officer and Chief Financial Officer and will revise the certifications accordingly in future filings.

                                                The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt